Exhibit 1

Press Release	(For Immediate Release)

Vexigo Returns to DMEXCO to Showcase Our New Product
and Advertising Services

Cologne, September 5, 2016 – Vexigo Ltd., an established global provider of online video advertising and content monetization solutions – and a wholly-owned subsidiary of Mer Telemanagement Solutions Ltd. (NASDAQ: MTSL) – will exhibit again at the DMEXCO conference in Cologne Germany and is welcoming interested parties to come and learn about its advertising technology and products, activities and content distribution.

As a technology and online advertising company with a strong focus on video advertising, Vexigo utilizes its technology to facilitate advertising and content distribution activities across desktop and mobile platforms. With years of expertise in the online industry across multiple verticals, Vexigo helps its advertisers meet their most important objectives such as viewable impressions with high video completion rates, accurately targeted cross channel reach, as well as brand lift and engagement.

Vexigo will introduce a new product at DMEXCO along with new developments in its advertising services and the Visualizr.

“Meeting with new and existing partners is an import aspect of our business development and growth efforts in the online media industry” commented Harel Falk, Vice President of Sales at Vexigo. “We are looking forward to meet again with our partners in order to grow and expand our current business relationships, as well as meet new and potential partners. There have been major developments at Vexigo over the past year and the DMEXCO conference is one of the best places to gather with professionals from the industry and showcase our abilities” he added.

DMEXCO will take place in Cologne Germany on the 14th and 15th of September. Vexigo will exhibit at stand E056 in hall 6.

For media inquiries, please contact:

Harel Falk Tel: +972 722 410 125	Email: harel.falk@vexigo.com